Objective Reality In The News

https://www.10tv.com/article/news/local/chillicothe-virtual-reality-shop-offers-outlet-those-battling-addiction-2020-feb/530-f2c3b66e-bfd0-4ac6-ae75-3edf7a0b5ca5

As A Veteran And Someone In Long term Recovery From An Opioid Addiction, CEO Colin Rose(State Licensed Substance Abuse counselor/Trainer), Teaches Ohio Residents How To Overcome Addiction Through Sober Fun With VR


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Chillicothe virtual reality shop offers outlet for those battling addiction

https://www.10tv.com/article/news/local/chillicothe-students-test-out-virtual-reality-classroom/530-2ea439f9-bea9-4e2c-9fee-92415a28084d

Objective Reality Creates VR Classroom. Incorporating Any E-Based Learning Platform Into A Virtual Environment. Separating The Student From The Dining Table And Transporting Them Into A Classroom.


10WBNS
News
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Chillicothe students test out virtual reality classroom
More features, better surveys

https://store.steampowered.com/app/1488160/The_Deed_of_Deception/

Our first VR game title The Deed Of Deception Lunches On Steam!


STEAM
The Deed of Deception
DEED OF DECEPTION

https://www.lifewire.com/how-vr-could-be-the-future-of-travel-5116195

As A Leader In The Future Of VR In Technology, See CEO Colin Rose Speak Alongside Mark Zuckerberg On The Future Of VR In Travel


Lifewire
How VR Could Be the Future of Travel
Key Takeaways
SMART & CONNECTED LIFE
Canva
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https://www.youtube.com/watch?v=4Ngg66_OLk&t=407s

See CEO Colin Rose Speak On The Future Of Education At The VR/AR Associations Education Forum Hosted At Stanford University


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8:31 5G

Objective Reality

128 members

Pinned Message #1
https://wefunder.com/objectiverealityinc/

March 27

You joined the group via invite link

EVERGROW FRANK LEB (nev... admin

https://wefunder.com/objectiverealityinc/

Objective Reality Inc. on Wefunder

Invest in Objective Reality Inc.: The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop |...


The Abstract
The VR Arcade In The Cloud

1 8:58 PM

EVERGROW FRANK LEB (never DM first) pinned "https://wefunder.com..."

EVERGROW FRANK LEB (never DM first) changed the group name to The Abstract Reality

EVERGROW FRANK LEB (never DM first) changed the group name to Objective Reality

Rob J 🇨🇦 (Will NOT DM First) joined the group via invite link

Message

8:31 5G

Objective Reality
128 members

Pinned Message
https://twitter.com/evergrowcoinEGC/st...

Jeremy Smith
> **Sara Rose**
> No, it's not a pre-sale. The investm...

How do we invest? 4:57 PM

> **Jeremy Smith**
> How do we invest?

https://wefunder.com/objective.reality.inc 🙂

> **Objective Reality Inc. on Wefunder**
> Invest in Objective Reality Inc.: The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop


The Abstract
Virtual Cloud PC With Highest Gaming Specs
New VR Games Every Month No Downloading No Per-Game Fee
Social VR World
The VR Arcade In The Cloud

👍 JS

4:59 PM

My Love 😍 The Boss Man

When you invest on wefunder, you are grtting whats called a SAFE(simple agreement for future equity) note.

Message

8:30 5G

🙂 | general-chat

821

Vikingrider Mar 26, 2022 11:16 PM

I am an ohioean. Hows investing now in your project be like?

> Vikingrider I am an ohioean. Hows investing now in your project be like?

Micah710 Mar 26, 2022 11:17 PM

Definitely interested as well

Colin(owner) Mar 26, 2022 11:20 PM

We are in the last 6 days of our friends and family round. So if your interested, we are a schedule c corporation, selling shares of the company. Our current valuation is $4.5m

For the next 6 days using this link, you are able to get 10% off.

https://wefunder.com/objective.reality.inc

Objective Reality Inc. on Wefunder

Invest in Objective Reality Inc.: The VR arcade of the cloud, power...

The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop


Powered By
Evergrow Coin
Virtual
Cloud PC
With Highest
Gaming
Specs
The Abstract
No Downloading
No Per-Game Fee
Tournaments
Competitions
Play-To-Earn
Gaming
Social
VR
World

Colin(owner) Mar 26, 2022 11:22 PM

So all of our investment information is over at wefunder.

Message #🙂 | general-chat

8:30 5G

🙂 | general-chat

821

Mar 27, 2022

Colin(owner) And Paul brought up some good questions in the chat. Ill copy in here for anyone who

EverGrow Paul Mar 27, 2022 12:02 AM

👆

Colin(owner) Mar 27, 2022 12:07 AM

https://wefunder.com/objective.reality.inc

Objective Reality Inc. on Wefunder

Invest in Objective Reality Inc.: The VR arcade of the cloud, power...

The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop


Powered By
Evergrow Coin
Virtual
Cloud PC
With Highest
Gaming
Specs
The Abstract
No Downloading
No Per-Game Fee
Tournaments
Competitions
Play-To-Earn
Gaming
Social
VR
World

Boss Lady Mar 27, 2022 12:17 AM

Lets get these picture frames filled with art 🙂


The Abstract

Message #🙂 | general-chat

8:29 5G

🙂 | general-chat

821

thinking about the potential of the space.

💯 3 2

Colin(owner) Mar 27, 2022 8:43 PM

Also the link for the wefunder is https://wefunder.com/objectiverealityinc for anyone that missed that

> Objective Reality Inc. on Wefunder
>
> **Invest in Objective Reality Inc.: The VR arcade of the cloud, power...**
>
> The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop



Powered By Evergrow Coin
Virtual Cloud PC With Highest Gaming Specs
The Abstract
No Downloading No Per-Game Fee
Tournaments Competitions Play-To-Earn Gaming
Social VR World

Colin(owner) Mar 27, 2022 8:43 PM

Im here to answer any questions anyone has as well

Mar 28, 2022

Colin(owner) Mar 28, 2022 4:57 PM

Wrong chat @Johnny5ish lol

Colin(owner) Mar 28, 2022 4:57 PM

Wrong chat @Johnny(programmer)

HACKED Mar 28, 2022 5:00 PM

Sorry if there was malicious links in the chat I got key logged

Message #🙂 | general-chat

8:29 5G

general-chat

821

Colin(owner) Yesterday at 1:34 PM

Thank you to everyone who has been a part of our wefunder. We honestly couldn't do this without you all. We are so so close to our early wefunder goal. $45,600 raised in less than 30 days. Absolutely phenomenal. We have a little more than a day left to hit our goal of $50,000, at which point wefunder's algorythm kicks in and blasts us all over social media, puts us on the front page, and really gives the exposure we need. So anyone who could share our wefunder link and just help us get this last $4,400! So close. If it were legal for us to put the money in we would lol

https://wefunder.com/objective.reality.inc


EXCLUSIVE
Friends Invest First
PUBLIC LAUNCH ON MAR 31 @ 8AM EST
01 DAY 18 HOUR 40 MIN 31 SEC
Thankful.
The Abstract
Objective Reality

Objective Reality Inc. on Wefunder

Invest in Objective Reality Inc.: The VR arcade

Message # | general-chat

8:22 5G



leading crypto. Social, game, and shop
DESKTOP-8GB0J32
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EXCLUSIVE
Friends Invest First
01 15 21 21
INVEST
WATCH FOR UPDATES
Turn sound on.

17 views · Liked by **kiki.joy96**

theabstract_vr So Close To Our Goal. Please Share And Help Us Cross That $50K Mark!
Huge thank you to all of our #egc fam for the support. We couldn't do it without you all.

Let's re-imagine VR gaming!

https://wefunder.com/objective.reality.inc

#wefunder #EGCmeta #egcfam #theabstract #vr #CloudComputing

1 day ago

8:20 5G


OBJECTIVE REALITY GAMES
VR ARCADE
NOT A VR ARCADE MEMBER YET?
$35

Description

The Abstract - VR Arcade In The Cloud

Objective Reality Games

329	6,642	Mar 2
Likes	Views	2022

The Worlds First VR Arcade, Entirely Powered By Cloud Computing. No More Expensive Gaming Machines. Allow The Cloud To Do All The Work. Exclusive EverGrow Coin Economy Creating A Virtual Economy With Real World Income. All You Need Is a VR Headset To Enter The Abstract. Learn More At https://wefunder.com/objective.realit...

8:19

Tweet

The Abstract VR
@_TheAbstract_VR

Invest in Objective Reality Inc.: The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop.
Disclosure:
Almost $5,000 in 12 hours.. What a great launch
Friends and family discount ends soon!
help.wefunder.com/en_US/testing-...


Web3
Ecosystem
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NFT
Virtual
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With Highest
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The Abstract
New VR Games
Every Month
No Downloading
No Per-Game Fee
Tournaments
Competitions
Play-To-Earn
Gaming
Social
VR
World
The VR Arcade In The Cloud

wefunder.com
Invest in Objective Reality Inc.: The VR arcade of the cloud, powered by a leading crypto. So...

8:19 5G

Tweet

The Abstract VR
@_TheAbstract_VR

You don't want to miss your chance to own a part of the company revolutionizing cloud gaming.
Only 7 days left!
wefunder.com/objective.real...

#wefunder #cloudcomputing #vr #arcade #EGCmeta



The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop
The Abstract
The VR Arcade In The Cloud
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Friends Invest First
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INVEST
WATCH FOR UPDATES

6:53 PM · 23 Mar 22 · Twitter Web App

View Tweet activity   Promote

32 Retweets **1** Quote Tweet **143** Likes

8:19

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The Abstract VR
@_TheAbstract_VR

BIg Shout out to Hawkish, Rocketsurgeon, and EvergrowPaul. Our discord channel looks amazing!
Join the community discord.gg/zEfSqqAP9f

Also,

Only 4 days left for 10% off our Wefunder wefunder.com/objective.real... #wefunder



10:44
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The Abstract
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8:18 5G

Tweet

The Abstract VR
@_TheAbstract_VR

Huge thank you to everyone who stuck with us through the technical difficulties this evening. Recap will be up on youtube shortly.

Only 3 days left to own a piece of Objective Reality at 10% off.

So close to our goal!
wefunder.com/objective.real...

#theabstract #wefunder #egcfam



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The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop
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0:53

1,600 views

8:18 5G

← Thread

The Abstract VR
@_TheAbstract_VR

So Close To Our Goal. Please Share And Help Us Cross That $50K Mark!
Huge thank you to all of our #egc fam for the support. We couldn't do it without you all.

Let's re-imagine VR gaming!

wefunder.com/objective.real...

#wefunder #EGCmeta #egcfam #theabstract #vr #CloudComputing


leading crypto. Social, game, and shop
0:57

8:18 5G

← Tweet

The Abstract VR
@_TheAbstract_VR

We hit our minimum funding goal! 😁🍾🎉 Let's keep this going! If you haven't invested yet, you have until 8 a.m EST (3/31) to get in on the discount before the campaign goes live. Thanks to everyone who has already invested! Woot woot! #EGC #EGCFam wefunder.com/objective.real...


1:10

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5:51 PM · 30 Mar 22 · Twitter for Android

View Tweet activity

8:17 5G

← The Abstract VR

The Abstract VR

Overview | Ads | Notifications

Home | Live | Videos | Groups | Events

The Abstract VR
Mar 23 ·

Don't miss your opportunity to be a part of the company revolutionizing cloud gaming.

Only 7 days left to get in on the early bird discount!

https://wefunder.com/objective.reality.inc

#wefunder #cloudcomputing #vr #gaming



8:17 5G

The Abstract VR

The Abstract VR

Overview | Ads | Notifications

Home | Live | Videos | Groups | Events

The Abstract VR
1d ·

So Close To Our Goal. Please Share And Help Us Cross That $50K Mark!
Huge thank you to all of our #egc fam for the support. We couldn't do it without you all.

Let's re-imagine VR gaming!

https://wefunder.com/objective.reality.inc

#wefunder #EGCmeta #egcfam #theabstract #vr #CloudComputing



Dustin Rossiter and Jamie Bryans 1 share

8:17 5G

← Objective Reality Games

Home Shop Services Reviews Offer

Objective Reality Games
Mar 14 ·

Invest in Objective Reality Inc.: The VR arcade of the cloud, powered by a leading crypto. Social, game, and shop. Disclosure:
Almost $5,000 in 12 hours.. What a great launch
Friends and family discount ends soon!
https://wefunder.com/objectiverealityinc
#objectiverealitygames #theabstract #vr #metaverse #wefunder #crowdfunding #startup



The Abstract
Objective Reality

JD Car and 3 others 1 share

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8:16 5G

Objective Reality Games

Home Shop Services Reviews Offer

Objective Reality Games posted an offer.

6d ·

You don't want to miss this...

Invest in the company revolutionizing cloud VR gaming. Only 1 week left to get our early bird discount.

The Abstract is a content delivery system designed for the VR gamer. All of the latest high-quality VR content is streamed directly to your stand-alone VR headset, without the need to buy expensive gaming PCs.

Immerse yourself in our virtual gaming world. Built from the ground up on blockchain technology. A decentralized in-world economy that translates into real-world income.

Learn More @
https://wefunder.com/objective.reality.inc

#wefunder #cryptocurrency
#blockchaininvestors #cloudcomputing

8:16 5G

Objective Reality Games

Objective Reality Ga...

Overview | Ads | Inbox | Not

Home | Shop | Services | Reviews | Offer

Objective Reality Games

6d ·

You don't want to miss this...
Invest in the company revolutionizing cloud VR gaming. Only 1 week left to get our early bird discount.
The Abstract is a content delivery system designed for the VR gamer. All of the latest high-quality VR content is streamed directly to your stand-alone VR headset, without the need to buy expensive gaming PCs.
Immerse yourself in our virtual gaming world. Built from the ground up on blockchain technology. A decentralized in-world economy that translates into real-world income.
Learn More @
https://wefunder.com/objective.reality.inc
#wefunder #cryptocurrency
#blockchaininvestors #cloudcomputing



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